SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 1)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 i3 Mobile, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   465713 10 5
         --------------------------------------------------------------
                                 (CUSIP Number)

                            Michael Hirschberg, Esq.

                                Piper Rudnick LLP

                           1251 Avenue of the Americas

                          New York, New York 10020-1104

                                 (212) 835-6270

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 17, 2002
  -----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box |_|.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP NO.  465713 10 5                 13D                                PAGE 2
------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Robert M. Unnold

------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                         (B) |_|
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        N/A
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)

                                                                             |_|
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               1,173,536
                        ------ -------------------------------------------------
      NUMBER OF         8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY              N/A
       OWNED BY         ------ -------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 1,173,536
         WITH           ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               N/A
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,173,536
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.73%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

     This amends and supplements the Statement on Schedule 13D, dated April 8, 2001 (the "Statement"), previously filed with the Securities and Exchange Commission (the "Commission") by Robert M. Unnold (the "Reporting Person"), with respect to his beneficial ownership of common stock, par value $.01 per share (the "Common Stock"), of i3 Mobile, Inc., a Delaware corporation (the "Issuer").

ITEM 1.   SECURITY AND ISSUER.

     The title of the class of equity securities to which this first amendment to the Statement on Schedule 13D (the "First Amendment") relates is the Common Stock. The address of the principal executive offices of the Issuer is 181 Harbor Drive, Stamford, Connecticut 06902.

ITEM 2.   IDENTITY AND BACKGROUND.

     The person filing this First Amendment is the Reporting Person. The Reporting Person is an individual who is a citizen of the United States of America. The Reporting Person is currently the Chairman of Links Point, Inc., located at 1 Selleck Street, Norwalk, Connecticut 06855. The address of the Reporting Person is 52 Lanark Road, Stamford, Connecticut 06902. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4.   PURPOSE OF THE TRANSACTION.

     The Reporting Person does not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Person beneficially owns 1,173,536 shares of Common Stock, constituting approximately 5.73% of the issued and outstanding shares of Common Stock. The number of issued and outstanding shares of Common Stock upon which the foregoing percentages were based was reported by the Issuer in its most recent filing with the Commission.

     (b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by him.

     (c) The date and amount of each sale of the Common Stock beneficially owned by the Reporting Person are listed on Exhibit A hereto. Except as set forth in Exhibit A hereto, within the past sixty days, no transactions in the Common Stock were effected by the Reporting Person.

     (d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock which are the subject of this filing.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The following materials are filed as Exhibits to the Statement, as amended by this First Amendment:

     Exhibit A:   As described in Item 5.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 1, 2002                            /s/ Robert M. Unnold
                                                     ---------------------------
                                                         Robert M. Unnold

                                                                       EXHIBIT A

                           SCHEDULE OF TRANSACTIONS BY
                                ROBERT M. UNNOLD

                               NUMBER OF SHARES OF
                               COMMON STOCK SOLD

DATE OF SALE                        TO ISSUER                PRICE PER SHARE ($)
--------------------------------------------------------------------------------

4/17/02                              200,000                 1.10
6/28/02                              303,272                  .69

                               NUMBER OF SHARES OF
                               COMMON STOCK SOLD

DATE OF SALE                        ON NASDAQ                PRICE PER SHARE ($)
--------------------------------------------------------------------------------

2/12/02                              5,000                   1.577
2/19/02                              5,000                   1.550
2/20/02                              15,000                  1.565
2/21/02                              5,000                   1.559
2/27/02                              5,000                   1.521
2/27/02                              5,000                   1.520
2/27/02                              5,000                   1.548
2/27/02                              5,000                   1.500
3/01/02                              20,000                  1.517
3/01/02                              11,000                  1.522
3/01/02                              10,000                  1.510
3/01/02                              10,000                  1.550
3/01/02                              5,000                   1.500
3/01/02                              5,000                   1.535
5/01/02                              12,100                  .895
5/02/02                              9,000                   .824
5/03/02                              6,400                   .945
5/06/02                              14,400                  .957
5/08/02                              5,500                   .907
5/09/02                              14,700                  .910
5/10/02                              3,900                   .932
5/13/02                              9,600                   .934
5/14/02                              2,000                   .900
5/15/02                              2,000                   .805
6/19/02                              4,000                   .750
6/25/02                              5,000                   .618
6/26/02                              13,500                  .541
6/27/02                              2,100                   .560
6/28/02                              21,800                  .626

7/01/02                              11,000                  .700
7/02/02                              7,800                   .693
7/03/02                              7,700                   .625
7/17/02                              6,000                   .486
7/19/02                              5,000                   .450
7/23/02                              7,000                   .395
7/24/02                              5,000                   .400
7/25/02                              5,000                   .416
7/26/02                              2,500                   .400
7/29/02                              9,000                   .410
7/31/02                              11,500                  .413
8/01/02                              5,000                   .480
8/06/02                              5,000                   .450
8/07/02                              10,000                  .403
8/08/02                              4,000                   .390
8/09/02                              2,000                   .390
8/13/02                              4,000                   .440
8/15/02                              7,300                   .400
8/19/02                              2,000                   .380
8/20/02                              4,800                   .350
8/21/02                              2,900                   .340
8/26/02                              5,500                   .325
8/29/02                              20,900                  .285
8/29/02                              12,700                  .360
8/30/02                              12,000                  .270
9/03/02                              10,100                  .263
9/04/02                              21,500                  .276
9/05/02                              3,700                   .310
9/06/02                              15,000                  .326
9/10/02                              5,000                   .318
9/18/02                              19,000                  .270